WADDELL & REED, INC. AND SUBSIDIARIES

(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Earnings

Year ended December 31, 2016

(In thousands)

Revenues:		
Investment management fees	$	258,913
Underwriting and distribution fees		445,600
Shareholder service fees		120,311
Revenue sharing and reimbursements		49,699
Total		874,523
Operating expenses:		
Underwriting and distribution		470,892
Compensation and related costs (including share-based compensation of $46,279)		198,344
General and administrative		44,210
Subadvisory fees		1,388
Depreciation		17,621
Total		732,455
Operating income		142,068
Investment and other income		11,856
Interest expense		(80)
Income before provision for income taxes		153,844
Provision for income taxes		56,451
Net income		97,393
Net loss attributable to redeemable noncontrolling interests		(214)
Net income attributable to Waddell & Reed, Inc. and Subsidiaries	$	97,607

See accompanying notes to consolidated financial statements.